Exhibit 99.1

ELTEK LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. Dollars in thousands

UNAUDITED

INDEX

Page

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-2 - F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	F-5 - F-6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-7 - F-8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-9 - F-16

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2024	2023
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	8,877	9,278
Short-term bank deposits	4	9,396	2,862
Trade receivables (net of allowance for doubtful accounts of $256 and $264 on June 30, 2024 and December 31, 2023, respectively)		9,948	10,898
Inventories	5	6,440	6,135
Other accounts receivable and prepaid expenses		593	934

Total current assets		35,254	30,107

LONG-TERM ASSETS:

Severance pay fund		55	57
Deferred tax asset, net		964	1,098
Operating lease right-of-use assets		5,965	6,555

		6,984	7,710

Property and equipment, net		12,669	9,354

Total long-term assets		19,653	17,064

Total assets		54,907	47,171

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2024	2023
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		5,273	7,503
Other accounts payable and accrued expenses		5,214	5,689
Short-term operating lease liabilities		763	789

Total current liabilities		11,250	13,981

LONG-TERM LIABILITIES:

Accrued severance pay		399	447
Long-term operating lease liabilities		5,306	5,871

Total long-term liabilities		5,705	6,318

COMMITMENTS AND CONTINGENT LIABILITIES	6	-	-

SHAREHOLDERS' EQUITY:	7
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares on June 30, 2024 and December 31, 2023; Issued and outstanding: 6,708,522 shares on June 30, 2024 and 6,020,693 shares at December 31, 2023		6,006	5,443
Additional paid-in capital		32,597	23,587
Foreign currency translation adjustments		(486)	783
Capital reserves		2,186	1,900
Accumulated deficit		(2,351)	(4,841)

Total shareholders' equity		37,952	26,872

Total liabilities and shareholders' equity		54,907	47,171

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Note	Six months ended June 30,		Three months ended June 30,
		2024	2023	2024	2023
		Unaudited

Revenues	8	22,249	22,513	10,466	11,043
Cost of revenues		17,361	16,546	8,830	8,091

Gross profit		4,888	5,967	1,636	2,952

Operating expenses:
Research and development, net		62	24	47	15
Selling, general and administrative		2,700	2,960	1,184	1,543

Operating income		2,126	2,983	405	1,394
Financial income, net		839	477	489	190

Income before income taxes		2,965	3,460	894	1,584
Taxes on income	9	475	585	143	271

Net income		2,490	2,875	751	1,313

Other comprehensive income (loss):
Foreign currency translation adjustments		(1,269)	(1,049)	(731)	(468)

Total comprehensive income		1,221	1,826	20	845

Basic and diluted income per ordinary share		0.38	0.49	0.11	0.22

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of April 1, 2024	6,704,830	6,003	32,584	245	2,032	(3,102)	37,762

Share-based compensation	-	-	-	-	154	-	154
Exercise of stock options	3,692	3	13	-	-	-	16
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(731)	-	-	(731)
Net income	-	-	-	-	-	751	751

Balance as of June 30, 2024	6,708,522	6,006	32,597	(486)	2,186	(2,351)	37,952

Balance as of April 1, 2023	5,849,678	5,305	22,862	608	1,609	(8,311)	22,073

Share-based compensation	-	-	-	-	72	-	72
Exercise of stock options	58,037	48	251	-	-	-	299
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(468)	-	-	(468)
Net income	-	-	-	-	-	1,313	1,313

Balance as of June 30, 2023	5,907,715	5,353	23,113	140	1,681	(6,998)	23,289

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2024	6,020,693	5,443	23,587	783	1,900	(4,841)	26,872

Share-based compensation	-	-	-	-	286	-	286
Issuance of shares, net	625,000	512	8,800	-	-	-	9,312
Exercise of stock options	62,829	51	210	-	-	-	261
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,269)	-	-	(1,269)
Net income	-	-	-	-	-	2,490	2,490

Balance as of June 30, 2024	6,708,522	6,006	32,597	(486)	2,186	(2,351)	37,952

Balance as of January 1, 2023	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

Share-based compensation	-	-	-	-	144	-	144
Exercise of stock options	58,037	48	251	-	-	-	299
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,049)	-	-	(1,049)
Net income	-	-	-	-	-	2,875	2,875

Balance as of June 30, 2023	5,907,715	5,353	23,113	140	1,681	(6,998)	23,289

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,490	2,875

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	753	630
Accrued interest	(186)	-
Share-based compensation	286	144
Changes in deferred income tax assets, net	91	566
Increase (decrease) in employee severance benefits, net	(30)	22
Decrease (increase) in trade receivables, net	517	(1,784)
Decrease (increase) in operating lease right-of-use assets	372	575
Increase (decrease) in operating lease liabilities	(369)	(597)
Decrease (increase) in other receivables and prepaid expenses	309	(311)
Decrease (increase) in inventories	(565)	(809)
Increase (decrease) in trade payables	(536)	105
Increase (decrease) in other liabilities and accrued expenses	(249)	1,477

Net cash provided by operating activities	2,883	2,893

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,947)	(711)
Insurance Proceeds	-	2,000
Investment in short-term bank deposits, net	(6,534)
Restricted deposits	-	192

Net cash used in investing activities	(12,481)	1,481

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	261	299
Repayment of long-term loans	-	(3,348)
Issuance of shares, net	9,312	-

Net cash used in financing activities	9,573	(3,049)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023

Effect of exchange rate on cash and cash equivalents	(376)	(361)

Increase (decrease) in cash and cash equivalents	(401)	964
Cash and cash equivalents at the beginning of the year	9,278	7,366

Cash and cash equivalents at end of the year	8,877	8,330

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the year for:

Interest	-	81
Income taxes	22	5

Supplemental Disclosures of non-cash activity:

Purchase of property and equipment, not yet paid	1,305	450
Right-of-use assets recognized with corresponding lease liabilities	42	432

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.
General:

Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of June 30, 2024, Eltek Europe GmbH is inactive.

The Company manufactures, markets and sells custom made printed circuit boards ("PCBs") including, high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe, North America and India.

The Company markets its products mainly to the medical device, defense and aerospace, industrial, telecom and networking equipment industries, as well as to contract electronic manufacturers.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Golan (Nistec Holdings Ltd. and its subsidiaries are referred to as "Nistec").

b.
Credit facilities

The Company has a revolving credit facility pursuant to which the Company may withdraw an aggregate amount of up to NIS 8.7 million ($2.4 million). As of June 30, 2024, and December 31, 2023, the Company has no outstanding amounts under the facility.

c.	Business risks and condition:

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL (CONT.)

-
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. As of June 2024, these events have had no material impact on the Company's operations.

-
The Company's commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the Company cannot assure that this government coverage will be maintained or, if maintained, will be sufficient to compensate fully the damages incurred.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Basis of Presentation

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2024 and for the six month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2023 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 26, 2024 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.
Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

C.
Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these policies during the six and three months ended June 30, 2024.

D.
Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2024	2023
	Unaudited

Denominated in U.S. dollars	706	1,218
Denominated in NIS	6,474	6,270
Denominated in Euro	1,697	1,790

	8,877	9,278

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are U.S. Dollar denominated and bear interest of 5.8%.

NOTE 5:-	INVENTORIES

	June 30,	December 31,
	2024	2023
	Unaudited

Raw materials	3,378	3,064
Work-in-progress	2,635	2,537
Finished goods	427	534

	6,440	6,135

During the periods ended June 30, 2024 and June 30, 2023, the Company recorded inventory write-offs in the amounts of $67 and $192, respectively. Such write-offs were included in cost of revenues.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Pledges:

The Company has pledged certain items of its equipment and the rights to any insurance claims on such items, as well as placed floating liens on all of its remaining assets in favor of the banks.

b.
Indemnification agreement:

The Company entered into indemnification agreements with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company's articles of association allow it to exculpate any office holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

c.
Contingent Liabilities:

Environmental Related Matters

During 2022, the Company's permit providing for deviations from the standards for discharges into the municipal sewage system was extended. There can be no assurance that such an extension will be granted in the future.

In January 2023, the Company received a notification from the MinistryIsrael’s Ministry of Environmental Protection (the “Ministry”) that it intends to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. The Company paid this penalty and recorded a relevant expense in its financial statements. The Company filed an administrative appeal to reduce the penalty and received a 10% refund of the paid penalty.

In October 2023, the Company received a notice from the Ministry regarding the suspicion of contamination of the soil from a drilling survey that was done in May 2021 at the factory. On January 24, 2024, representatives of the Ministry visited the Company's facility and informed the Company that an additional survey of the soil and groundwater in the facility area would be required. As of June 30, 2024 the Company is still in conversations with the Ministry as to the scope of the required survey.

NOTE 7:-	SHAREHOLDERS' EQUITY

Share Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorizes the grant of options to purchase shares and restricted shares units (“RSUs”) to officers, employees, directors and consultants of the Company and its subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

As of June 30, 2024 options to purchase 360,327 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $8.17 per share. The share-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2024 and 2023 was $286 and $144, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY (CONT.)

A summary of employee option activity under the Plan as of June 30, 2024 and changes during the six months period ended June 30, 2024 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	375,156	6.49	8.1	2,799
Exercised	(62,829)	4.87	-	-
Granted	48,000	16.02	-	-

Outstanding at June 30, 2024	360,327	8.17	89	570

Exercisable at June 30, 2024	193,046	4.90	80	383

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the second quarter of fiscal 2024 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's shares. As of June 30, 2024, there was approximately $1,413 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plan. This cost is expected to be recognized over a period of up to 4 years.

Issuance of shares:

On February 15, 2024, the Company issued a total of 625,000 ordinary shares, at a price of $16.00 per share, for a total consideration of $10 million, before deducting underwriting discounts and offering expenses.

NOTE 8:-	ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	Unaudited

Customer A - sales of manufactured products	12.2%	14.4%	10.7%	13.5%
Customer B - Sales of manufactured products	16.0%	11.0%	18.8%	11.9%

b.	Revenues by geographic areas:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	Unaudited

Israel	14,832	11,548	7,642	6,332
North America	1,664	2,911	716	1,826
Netherlands	1,980	2,884	864	1,187
India	2,144	3,222	901	908
Others	1,629	1,948	343	790

	22,249	22,513	10,466	11,043

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME

a.
Deferred tax assets and liabilities:

The Company has net operating loss carryforwards for tax purposes of approximately $2.6 million, which may be carried forward indefinitely for which deferred tax assets was created.

b.
Reconciliation of the theoretical income tax expense to the actual income tax expense:

For the six months period ended June 30, 2024 and 2023 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefits arising from "Preferred enterprises" and non-deductible items and others.

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	Six months ended June 30,	Year ended December 31,
	2024	2023
	Unaudited

Trade accounts receivable	249	190
Trade accounts payable	30	277

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	Unaudited

Revenues	517	419	358	182
Purchases, selling, general and administrative expenses	147	365	75	288

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells to Nistec based on its standard pricing, which may be subject to a discount at such rate as offered by the Company from time to time to its other customers, provided that in no event shall the quoted price fall below 1.6 times the variable cost of such PCBs. Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%).

Soldering and assembly services - The Company may acquire soldering services and/or purchase services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. The Company’s purchases of services under the soldering and assembly and design services procedures may not exceed NIS 3,000,000 per annum.

Management fees - In March 2024, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders at the annual general meeting held on July 8, 2024. Nistec is entitled to a monthly management fee (the "Fee") of NIS 120 ($32).

I addition, it was approved that commencing on the year ended December 31, 2024, and each calendar year thereafter, in the event that the Company’s audited consolidated financial Statements reflect that the Company’s net income equals 4% or more of the Company’s revenues, Nistec will be entitled to receive an annual performance-based bonus with respect to Mr. Nissan’s active chairman services, in an amount equal to three (3) times the Fee.

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan receives reimbursement of his travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 ($2,700) per calendar quarter.

In addition, the Company's shareholders at the annual general meetings held on August 31, 2022 and July 8, 2024 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Nissan.
b.	The extension of the Exculpation Letter issued to Mr. Nissan for an additional three (3) year period
c.	The application of the Company’s directors' and officers' liability insurance policy with respect to Mr. Nissan.

- - - - - - - - - - - - - - - - - - -